UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zero Labs Automotive, Inc.

Describe the Nature of the Amendment:

Extension of Offering Period and addition of Bonus Shares.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    February 29, 2016

Physical Address of Issuer:

1535 Rosecrans Avenue, Gardena, California 90066

Website of Issuer:

https://www.zerolabs.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of this Offering, the Company will have paid the Intermediary a cash fee of 8.5% of the amount raised in this Offering, in addition to a one-time activation fee of $2,500. The Company will also be required to pay a monthly subscription fee of $2,000 and a monthly marketing fee of $12,000 to the Intermediary's affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Class B common stock shares

Target Number of Securities to be Offered:

2,393

Price (or Method for Determining Price):

$10.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,990.60

Deadline to reach the Target Offering Amount:

March 31, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

31

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$2,135,582	$1,553,286
Cash and Cash Equivalents	$126,224	$387,971
Accounts Receivable	$64,053	$0
Short-term Debt	$1,147,493	$0
Long-term Debt	$0	$1,096,000
Revenues/Sales	$606,681	$446,100
Cost of Goods Sold	$920,252	$639,769
Taxes Paid	$0	$0
Net Income	($3,159,906)	($2,179,645)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, Canada (federal level) and the following provinces in Canada: Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec, Saskatchewan, Yukon.

December 5, 2023

Zero Labs Automotive, Inc.



Offering of Class B Common Stock, including Bonus Shares
(Maximum Offering Amount of $4,999,990.60)

Zero Labs Automotive, Inc., a Delaware corporation ("*Zero Labs*," the "*Company*," "*we*," "*us*", or "*our*"), is conducting a Regulation Crowdfunding offering (this "*Offering*") of shares, par value $0.001 per share, of our Class B common stock (the "*Class B Shares*" or the "*Securities*"), subject to the conditions set forth in "*This Offering and the Securities—The Securities*." We are offering, on a "best efforts" basis, (i) a minimum number of Class B Shares whose offering price, including the related Investor Processing Fee (as defined below), meets (or just exceeds) $25,000 (the "*Target Offering Amount*") and (ii) up to a maximum number of Class B Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $4,999,990.60 (the "*Maximum Offering Amount*"). On the assumption (which we have made for the purposes of simplicity) that no individual investor will purchase more than 1,000 Class B Shares, the Target Offering Amount would be achieved with the sale of 2,393 Class B Shares, assuming in each case no issuance of Bonus Shares (as defined below), and the Maximum Offering Amount would be achieved with the sale of 478,468 Class B Shares. (If that assumption is not borne out, the number of Class B Shares needed to meet the Target Offering Amount and the Maximum Offering Amount will be greater than the related numbers set forth in the preceding sentence.) Unless we raise at least the Target Offering Amount by midnight, Pacific time, on March 31, 2024 (the "*Offering Deadline*"), no Class B Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest.

In addition to, and in conjunction with, the Shares offered for sale to investors by the Company in this Offering, the Company is offering investors, on the conditions set forth in this Form C offering statement, up to 143,540 Class B Shares as Bonus Shares (as defined below), in each case depending on, and determined on the basis of, the amount of the Investor's purchase. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares' issuance. See "Bonus Shares and Perks."

Potential purchasers of the Class B Shares are referred to herein as "*Investors*" or "*you*." The rights and obligations of Investors with respect to the Class B Shares are set forth below in "*This Offering and the Securities—The Securities*." In order to purchase the Class B Shares, you must make a commitment to purchase by completing the subscription process hosted by our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "*Escrow Agent*") until such time, if any, as the Target Offering Amount has been met or exceeded and one or more closings take place. Investors may cancel an investment commitment until up to 48 hours before the Offering Deadline, or at such earlier time, if at all, as the Company designates pursuant to Regulation Crowdfunding ("*Regulation CF*"), using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Class B Shares at any time and for any reason or no reason. The Intermediary may reject any investment commitment and, before acceptance, may cancel or rescind our offer to sell the Class B Shares at any time for any reason or no reason.

	Price to Investors (1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,045	$88.83	$956.17

Maximum Individual Purchase Amount (3)(4)	$500,450	$42,538.25	$457,911.75
Target Offering Amount	$25,000	$2,125	$22,875
Maximum Offering Amount	$4,999,990.60 (5)	$424,999.20	$4,574,991.40

(1)   To help offset transaction costs, Investors will be required to pay a processing fee ("**Investor Processing Fee**") of $0.45 per share, or 4.5% of the investment amount (up to a maximum fee of $450), at the time of subscription.

(2)   The Intermediary is charging 8.5% in commissions and sales charges. This fee excludes one-time fees and subscription fees paid to the Intermediary. This also excludes fees to the Company's advisors, such as attorneys and accountants.

(3)   The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount and the Maximum Individual Purchase Amount.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein.

(5)   Assumes, solely for the purposes of computing (i) the Maximum Offering Amount and (ii) the related aggregate Investor Processing Fee ($215,310.60), that the Company sells exactly 478,468 Class B Shares at $10.45 per share (which includes an Investor Processing Fee of $0.45 per share) and that no single Investor purchases more than 1,000 Class B Shares. If one or more Investors individually purchase more than 1,000 Class B Shares, the aggregate Investor Processing Fee to be received by the Company will be less than $215,310.60; and the aggregate Price to Investors, the Service Fees and Commissions, and the Net Proceeds will all be greater than or will all be less than the figures shown in the table row captioned Maximum Offering Amount.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of this Offering, including the merits and risks involved. The Class B Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "*Commission*") does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Class B Shares are offered under an exemption from registration; however, the Commission has not made an independent determination that the Class B Shares are exempt from registration.

The Company reserves the right to discontinue offering Bonus Shares if required or advisable for regulatory or business purposes.

THE CLASS B SHARES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CLASS B SHARES. THE CLASS B SHARES ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE CLASS B SHARES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE CLASS B SHARES SHOULD NOT BE PURCHASED BY ANY PERSON THAT CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND THAT CANNOT AFFORD THE LOSS OF HIS, HER OR ITS ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C OFFERING STATEMENT TITLED "*RISK FACTORS*" BEGINNING ON PAGE 6.

THE CLASS B SHARES WILL HAVE TRANSFER RESTRICTIONS. NO CLASS B SHARES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT

PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN, AND THE COMPANY WILL NOT ACCEPT INVESTMENT COMMITMENTS FROM ANY RESIDENT OF, ANY JURISDICTION NOT LISTED ABOVE. INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THIS OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE CLASS B SHARES. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THIS OFFERING OR THE CLASS B SHARES. THE ESCROW AGENT'S CONNECTION TO THIS OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE. The Company:

(1) Is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*");

(3) Is neither an "investment company" (as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*") nor excluded from the definition of "investment company" by Section 3(b) or Section 3(c) of the Investment Company Act;

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") as a result of a disqualification as specified in Rule 503(a) of Regulation CF filed with the Commission and provided to Investors, to the extent required, any ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this Form C offering statement; and

(5) Has a specific business plan, which does not set forth a purpose or intent to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Class B Shares, the Company will file a report electronically with the Commission annually, and post the report on its website, no later than 120 days after the end of the most recent fiscal year of the Company covered by the report.

Once posted, the annual report may be found on the Company's website at https://www.zerolabs.com/.

The Company must continue to comply with the ongoing reporting requirements until the earliest of the following:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Class B Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) has previously failed to comply with the ongoing reporting requirement of Regulation CF.

Progress updates

Progress updates on the status of this Offering may be found at: http://invest.zerolabs.com/

The date of this Form C offering statement is December 5, 2023

TABLE OF CONTENTS

ABOUT THIS FORM C OFFERING STATEMENT

You should rely only on the information contained in this Form C offering statement. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C offering statement, and no source other than the Intermediary has been authorized to host this Form C offering statement or this Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are neither offering to sell, nor seeking offers to buy, the Class B Shares in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C offering statement and any documents incorporated by reference herein is accurate only as of their respective dates, regardless of the time of delivery of this Form C offering statement or the time of issuance or sale of any Class B Shares.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Before consummating the sale of the Class B Shares, the Company will afford Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the Company and the terms and conditions of this Offering.

In making an investment decision, you must rely on your own examination of the Company and the terms and conditions of this Offering, including the merits and risks involved. The statements of the Company contained herein are based on information that we believe to be reliable, but we make no warranty that such information is accurate or that circumstances – including anything related to our business, financial condition, results of operations, and prospects – have not changed after the date of this Form C offering statement. The Company does not expect to update or otherwise revise this Form C offering statement or any other materials supplied herewith.

This Form C offering statement is submitted in connection with this Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C offering statement and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C offering statement are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C offering statement and any documents incorporated by reference herein are based on assumptions we believe to be reasonable in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this Form C offering statement, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and could cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance might vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C offering statement or any documents incorporated by reference herein is accurate only as of their respective dates. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C offering statement or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C offering statement. This summary may not contain all of the information that may be important to you. You should read this entire Form C offering statement carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Zero Labs Automotive, Inc. is an automotive and industrial design, technology, and engineering firm with a focus on developing premium classic electric vehicles. The Company was formed on February 29, 2016, initially as a limited liability company, Zero Labs Automotive, LLC. On June 11, 2019, the limited liability company was converted into a Delaware corporation, in the process changing its name to Zero Labs Automotive, Inc. A new limited liability company, Zero Labs Group, LLC, became the Company's holding company and sole stockholder.

The Company offers both direct-to-customer and commercial-partner solutions ranging from "complete build" classic electric vehicles to advanced conversion technology for existing vehicles, with an initial focus on what we believe to be the most iconic and exciting classic 4x4 SUVs, trucks and "muscle cars" in the world. The Zero Labs team, cumulatively, has more than 130 years of experience engineering brands in transportation and technology.

The Company is located at 1535 Rosecrans Avenue, Gardena, California 90066. The Company conducts business in California and sells products through the internet throughout the United States. The Company's website is https://www.zerolabs.com/.

A description of our products, services and business plan can be found on the Offering page at www.invest.zerolabs.com. The Offering page is reproduced on <u>Exhibit B</u> to this Form C offering statement.

The Offering

Minimum Number of Securities Offered in order to reach the Target Offering Amount)	2,393
Total Number of Securities Outstanding after Offering (upon selling the minimum number of Securities to reach the Target Offering Amount)	7,493
Maximum Number of Securities Offered (not including Bonus Shares)	478,468
Total Number of Securities Outstanding after Offering (if the Maximum Offering Amount is reached)	483,568
Price Per Security (which includes a 4.5% Investor Processing Fee)	$10.45

Minimum Individual Purchase Amount	$1,045
Maximum Individual Purchase Amount	$500,450 (subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein)
Offering Deadline	March 31, 2024
Use of Proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights of the Securities	No voting rights.

The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount.

Bonus Shares and Perks

Investors in this Offering will be eligible for certain perks and Bonus Shares (as defined below) depending on the amount they invest in this Offering.

The amount that an Investor invests will determine the "Investment Tier" they qualify for, and such Investor will be afforded both the perks and Bonus Shares (as defined below) assigned to such Investment Tier described below.

Investment Tiers:

Investment Tier	Investment Amount (*excluding the Investor Processing Fee*)
Tier 1	Investments between $1,000 – $4,999
Tier 2	Investments between $5,000 – $9,999
Tier 3	Investments between $10,000 – $49,999
Tier 4	Investments between $50,000 – $99,999
Tier 5	Investments between $100,000 – $249,999
Tier 6	Investments between $250,000 – $499,999
Tier 7	Investments of $500,000 or more

Volume-Based Bonus Shares

Certain Investors in this Offering will be eligible to receive additional Class B Shares as bonus shares ("***Bonus Shares***," and effectively acting as a discount) depending on the investment tier the Investor qualifies for (if any) and could be as high as 30%. The investment tiers and amount of Bonus Shares applicable to each tier are as follows:

Tier 1 (*invest between $1,000 – $4,999*)
- Investors eligible for this tier receive 0% Bonus Shares.

Tier 2 (*invest between $5,000 – $9,999*)
- Investors eligible for this tier receive 5% Bonus Shares.

Tier 3 (*invest between $10,000 – $49,999*)
- Investors eligible for this tier receive 10% Bonus Shares.

Tier 4 (*invest between $50,000 – $99,999*)
- Investors eligible for this tier receive 15% Bonus Shares.

Tier 5 (*invest between $100,000 – $249,999*)
- Investors eligible for this tier receive 20% Bonus Shares.

Tier 6 (*invest between $250,000 – $499,999*)
- Investors eligible for this tier receive 25% Bonus Shares.

Tier 7 (invest $500,000 or more)
- Investors eligible for this tier receive 30% Bonus Shares.

Note the investment figures above do <u>not</u> include the Investor Processing Fee.

In order to receive Bonus Shares, an Investor must submit a single investment that meets the Minimum Individual Purchase Amount. Bonus Shares will not be granted if an Investor submits multiple investments that, when combined, meet the minimum requirement. All Bonus Shares (if any) will be issued after the completion or termination of this Offering. The payment of the Investor Processing Fee will not be included in the calculation of eligibility for Bonus Shares.

The award of Bonus Shares effectively gives qualifying Investors a discount on the Class B Shares they purchase in this Offering. Fractional shares will not be distributed, and Bonus Shares will be determined by rounding down to the nearest whole share. For example, an investor who invests $5,000 in this Offering (or $5,225 including the Investor Processing Fee) is eligible for 5% Bonus Shares. Accordingly, that investor would receive 500 of the Company's Class B Shares plus an additional 25 Bonus Shares, effectively purchasing 525 Class B Shares for the same price paid for 500 Class B Shares or effectively paying a per share price of $9.52 (not including the Investor Processing Fee). The Company has made 143,540 Bonus Shares available in this Offering.

Perks (Benefits and Incentives)

In addition to Class B Shares and any Bonus Shares an Investor qualifies for, the Company will also provide Investors with the following perks for investing in this Offering based on the Tier they are eligible for:

Tier 1 (*invest between $1,000 – $4,999*)
- One free Standard Reservation for ZLABS conversion platform; and
- One vote to help increase the chances your favorite make/model is next in line.

Tier 2 (*invest between $5,000 – $9,999*)
- One free Standard Reservation for ZLABS conversion platform; and
- Power up 5 votes to help increase the chances your favorite make/model is next in line.

Tier 3 (*invest between $10,000 – $49,999*)
- One free Standard Reservation; and
- Power up 10 votes to help increase the chances your favorite make/model is next in line.

Tier 4 (*invest between $50,000 – $99,999*)
- Get a 3% discount on your first vehicle purchase;
- Skip The Line: One Premium Reservation for ZLABS conversion platform;
- Power up 50 votes to help increase the chances your favorite make/model is next in line; and
- VIP Events: Receive exclusive invitations to product launches, industry conferences, or networking opportunities to interact with the team and industry figures.

Tier 5 (*invest between $100,000 – $249,999*)
- Get a 5% discount on your first vehicle purchase;
- Skip The Line: One Premium Reservation for ZLABS conversion platform;
- Skip The Line: Standard Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles; and
- Power up 100 votes to help increase the chances your favorite make/model is next in line.

Tier 6 (*invest between $250,000 – $499,999*)
- Get a 10% discount on your first vehicle purchase;

- Skip The Line: Standard Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles;
- Skip The Line: Early Access to join our Licensed Authorized Partner program with training, including early releases and volume discounts (commercial partners only);
- Power up 250 votes to help increase the chances your favorite make/model is next in line;
- Partner Planning Events: Exclusive invitations to partner events, such as trainings, product launches, industry conferences, or networking opportunities to interact with the team and industry figures (commercial partners only); and
- Executive Access: Engage in personalized meetings or conference calls with key executives or founders to provide feedback and gain deeper insights.

Tier 7 (invest $500,000 or more)
- Get a 20% discount on your first vehicle purchase;
- Skip the Line: Priority Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles;
- Early access to join our Licensed Authorized Partner program with training, including early releases and volume-discounts (commercial partners only);
- Power up 500 votes to help increase the chances your favorite make/model is next in line;
- Partner Planning Events: Exclusive invitations to partner events, such as trainings, product launches, industry conferences, or networking opportunities to interact with the team and industry figures (commercial partners only);
- Early access to test drive and purchase new models; and
- Executive Access: Engage in personalized meetings or conference calls with key executives or founders to provide feedback ad gain-deeper insights.

Relevant definitions and other information:
Based on the provided information, the following are the definitions of different types of reservations related to Zero Labs and its electric vehicle conversion platform:

1. Voting:
- Voting enables Investors to participate in selecting the classic vehicle year, make, and model for which they want to see a ZLABS conversion platform developed.
- Investors will be directed to a portal where they can make their choice (e.g., A Tier 2 Investor may choose to place 5 votes for a 1976 Ford F100).
- The classic vehicle models that receive the most votes will be prioritized and developed first.
- Higher Tier Investors will receive more voting power, increasing their chances of influencing the development order.

2. Standard Reservation:
- A "standard" reservation is a reservation type with no associated fee.
- It secures the interest of the Investor in purchasing an electric conversion for the Investor's existing classic vehicles or complete classic electric vehicles.
- Requests are processed in the order in which they are placed by Zero Labs.
- After an Investor makes a request for a standard reservation, Zero Labs will review the request and provide an estimate of costs, model availability, and priority.
- If the Investor agrees to the estimate and authorizes commencement of the work, the Investor and Zero Labs will sign a separate itemized work agreement.

3. Premium Reservation:
- A "premium" reservation secures the interest of the Investor in purchasing an electric conversion for the Investor's existing classic vehicles or complete classic electric vehicles.
- Investors qualifying for the premium reservation will have the $2,500 reservation fee waived.
- Premium reservation requests receive priority in review over standard reservations by Zero Labs.
- As in the case of a standard reservation, Zero Labs will provide an estimate of costs, model availability, and priority, and if the Investor agrees, Zero Labs and the Investor will sign a separate itemized work agreement.

The terms and conditions for both standard and premium reservations are subject to change. For detailed and up-to-date information, Investors should refer to the provided links:

- Standard Reservation Terms: https://www.zerolabs.com/reservation-terms
- Premium Reservation Terms: http://agreement.zerolabs.com/

Bonus Benefits and Incentives (All Tiers)
- Early access to new product features, services, or events;
- Regular updates and progress reports;
- Access and discounts on limited-edition merchandise;
- Access to a private online community or forum;
- Invitation to exclusive investor events; and
- Participation in investor webinars for insights and Q&A sessions.

RISK FACTORS

Investing in the Class B Shares involves a high degree of risk and may result in the loss of your entire investment. Before you make an investment decision with respect to the Class B Shares, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C offering statement. In addition to the risks specified below, the Company is subject to same risks to which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Investors should consult with their legal, tax and financial advisors before making an investment in the Class B Shares. The Class B Shares should be purchased only by persons that can afford to lose all of their investment.

Risks Related to the Company, its Business and its Industry

The Company is still in a pre-market sales and product development stage and cannot guarantee that it will be able to grow to its next stage of product development and become profitable.

The Company is in a pre-market sales and product development stage. To date, all of the Company's product sales have been made for the purposes of market confirmation and product development, not to generate revenue. As to these product sales, the Company has fulfilled only a limited amount of customer orders, and the revenue generated from the orders has helped fund the Company's development of new product models. If the Company receives sufficient funding from this Offering, it hopes to sell its products on a large scale and at lower market prices. However, it cannot guarantee that it will be able to scale product sales even if this Offering yields sufficient funding. Many factors could impact the Company's ability to scale product sales, including, without limitation, the public's acceptance of its products, critical reviews, competing products on the market, the availability of distribution channels for its products, general economic conditions, and other tangible and intangible factors. Before Investors subscribe for Class B Shares, they should consider the possibility, as an inherent risk in this Offering, that the Company will fail to become profitable. If the Company falls short of achieving economic success with the sale of its products, its financial performance will be adversely affected, perhaps materially, as would the potential value of the Class B Shares.

The Company operates within a highly competitive industry, and it cannot guarantee that it will maintain a robust financial position, relative to its competitors, in order to become profitable.

The Company competes with other businesses in the classic vehicle restoration and electrification industries, as well as those in the electric vehicle industries. Our competitors may include products from mass manufacturers such as Ford, VW or GM, or classic electric startups including Lunaz, Everrati, Zelectric Motors, Kindred Motorworks, Charge EV, or E.C.D. Automotive Design. We also generally compete with traditional classic electric conversion shops, startup classic electric firms, and do-it-yourself electric-vehicle conversion supply companies, mainly in the United States, Europe, and Australia. As mentioned above, because the Company's business is still in a pre-market sales and product development stage, it is unable to guarantee that it will be able to successfully scale its product sales and generate revenue after this Offering's completion or termination. Some of the Company's competitors could be in a more advanced stage of development than the Company or have unknown products in development. Any failure on the part of the Company to maintain a robust financial position against these more established companies could adversely affect its ability to become profitable. If it is unable to compete effectively for any reason, including ineffective marketing and brand awareness efforts, its financial performance could be adversely affected, perhaps materially.

The Company depends on key personnel to maintain its competitive position.

The ability of the Company to maintain its competitive position depends, to a large degree, on the services of the Company's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Company's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Company's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Company's financial performance.

The Company may be unable to maintain brand awareness to the extent necessary to become profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Company operates within risky sectors of the automobile industry.

Certain aspects of the electric vehicle and classic vehicle electrification sectors involve a substantial degree of risk. In particular, safety and sustainability are major considerations within these industry sectors. Repairing damage to custom electric vehicles may be more costly than to conventional mass-produced vehicles, and the replacement of battery units poses liability issues for manufacturers and suppliers. Defective electrical components pose fire threats. Environmental issues also pose a problem to manufacturers in the electric vehicle industry, as a higher demand for electric vehicles requires manufacturers to source or create sustainable supplies of specialized vehicle components and raw material to scale production. Within the classic vehicle electrification sector, the health risks are pronounced, with the removal of harmful toxins, such as lead and aged fluids, from older vehicles. Managing the aforementioned risks may result in increased expenses for businesses operating in the electric vehicle and classic vehicle electrification sectors and contribute, initially, to the risk of weaker financial performance. Before making an investment, Investors should consider the risks inherent in the electric automobile and classic vehicle electrification sectors in which the Company operates.

The Company's financial success depends upon our clientele's reception of our products, which is difficult to predict.

The production and distribution of electric vehicles and electrically converted classic vehicles are inherently risky businesses because the revenues we derive and our ability to distribute our products depend primarily upon their acceptance by prospective clients. Their reception of our products is difficult to predict, making it a challenge to anticipate how successful our products will be at any point in time. In addition, our products' commercial success also depends upon the quality and acceptance of competing products available or released into the marketplace at or near the same time. Other factors, including the availability of different vehicles (gas, diesel, hybrid) and growing competition for consumer discretionary spending may also affect our consumer base. Furthermore, the ability of our distribution channels to sell our products will impact the revenues we receive. Ultimately, reduced public acceptance of our products can affect all of our revenue streams and may adversely impact our results of operations.

The Company's financial performance depends, in part, on its ability to respond to and capitalize on rapid changes in consumer behavior resulting from new technologies and distribution platforms.

Technology in the electric vehicle and classic electrification sectors changes and improves rapidly. We must adapt to advances in technologies to ensure that our products remain desirable and widely available to consumers while protecting our intellectual property interests. The ability to anticipate and take advantage of new and future sources of revenue from these technological developments will affect our ability to continue to increase our revenue and expand our business. Similarly, we also must adapt to changing consumer behavior driven by technological advances. For instance, technological advances in bidirectional charging and in battery and charging infrastructure are becoming more prevalent. These technological advances may lead to heightened consumer expectations of electric vehicle performance and of the performance of classic vehicles which have been electrically converted, as this improved technology leads to more efficient and increased production of improved forms of electric vehicles on the market from our competitors. If we cannot ensure that our products are responsive to the demands of our target consumers and capitalize on technological advances, our revenues will decline and our financial performance may be adversely affected.

The Company's financial performance depends on the ability of our suppliers to fulfill orders for the constituent parts of our products.

7

The Company relies on the availability of its suppliers for product components, especially as it looks forward to scale production of its products after the completion of this Offering. Such components include, without limitation, motors, motor inverters, battery packs, chargers, and more. The Company cannot guarantee that critical suppliers will be able to adequately fulfill all of its orders in the future. If they are unable to do so, the Company's financial performance will be adversely affected.

Strikes and other union activity may negatively impact the Company's financial performance.

The services of engineers, designers, researchers and other talent, trade employees and others that we and our suppliers engage are subject to collective bargaining agreements. If we or our suppliers are unable to renew expiring collective bargaining agreements, the affected unions could respond with strikes or work stoppages. Such actions, as well as significant labor disputes and higher costs associated with the negotiation of collective bargaining agreements, could adversely affect our business by causing delays in production and in release dates or by reducing our products' profit margins.

The Company's intellectual property rights could be unenforceable or ineffective, and the Company could be subject to claims for intellectual property infringement.

One of the Company's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Company's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Company to operate its business. These third parties may have applied for, been granted, or obtained patents or trademarks that relate to intellectual property that competes with the Company's intellectual property, thereby requiring the Company to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Company's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Company's competitive edge against competitors in the same industry. There is a risk that the Company's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Company's business or reputation, financial condition, and/or operating results.

From time to time, the Company may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Company to enter into licensing arrangements, which may not be available on reasonable terms. If the Company is determined to have infringed upon a third party's intellectual property rights, the Company may be required to pay substantial damages; cease offering its products (or establish and maintain alternative branding); or seek a license, which may be unavailable or on terms that are financially unattractive, from the holder of the infringed intellectual property right.

The Company's success depends on the performance of our directors, executive officers, and key employees, and the Company does not have key person life insurance policies on any such personnel.

Our success depends on the performance of our directors, executive officers and key employees and on our ability to retain and motivate them. The Company's products also require the input of experts from different fields, such as engineers, designers, researchers, clean energy experts, among others. If these experts fail to provide adequate services to the Company, it may incur additional costs to compensate for that failure. Any loss of or inability to retain such highly qualified personnel could materially adversely affect the Company's business, financial condition, cash flow, and results of operations. Further, although the Company relies on highly qualified personnel for its financial success, they are not covered by key person life insurance policies. In the event of their death or disability, the Company will not receive compensation to ameliorate the financial impact of their loss.

The Company faces third party liability exposure.

In order to distribute its products to its clientele, the Company often contracts with third parties. Despite its precautions and its third-party liability insurance, the occurrence of unforeseen events may result in the Company's third-party liability and in losses associated with that liability.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be adversely affected and we may have to incur significant expenditures to address the additional operational and control requirements of such growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational, and financial infrastructure. If we fail to manage this growth, the quality of our products could suffer, which could negatively affect our brand and operating results. Improvements to the Company's operational, financial, and management, as well as its reporting systems and procedures, will have to be implemented to manage such growth. Such improvements may require significant capital expenditures and require valuable management resources. Furthermore, if such improvements are not implemented successfully, our ability to manage potential growth could be impaired and additional expenditures may have to be made to address such impairments. Investors should consider the possibility of the Company's rapid growth as well as the adverse impact that may result of such growth is not managed successfully.

Risks Related to this Offering

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to what it hopes to raise in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $10 per-share price (before the addition of the $0.45 Investor Processing Fee) from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "***Common Stock***") immediately before the commencement of this Offering. Even with the inflow of gross proceeds of approximately $5,000,000 in capital if this Offering is fully subscribed, the net tangible book value per share of the Common Stock immediately after this Offering's conclusion will still be less than $10.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Class B Shares at the $10.45 offering price (or at any other price), and you risk overpaying for your investment.

An Investor's ownership interest could be significantly diluted.

An Investor's ownership interest in the Company may be subject to future dilution. The Company may, and most likely will, need to raise additional capital in the future. In connection with raising such capital, the Company may issue additional Class B Shares, Class A Shares (as defined below) or other securities (which may include preferred stock with liquidation, distribution, voting or other preferential rights that are senior to the rights of the Class B Shares). As noted below under "*Capitalization, Debt and Ownership – Outstanding Debt*," the Company's debt includes convertible promissory notes with a principal balance of $1,096,000 (not including accrued and unpaid interest). Under the related documentation, (i) the notes would convert automatically to equity securities in a public offering under certain conditions and (ii) in accordance with the notes' conversion formula, the conversion price would be $8.00 or less – perhaps substantially less. If the Company engaged in a public offering and the related conditions were met, the increase in the number of the Company's equity securities from such a conversion would dilute the equity interest of Investors purchasing Class B Shares in this Offering.

The Company may also enter into strategic partnerships or acquisitions in the future in connection with which it may need to issue additional Class B Shares or other securities, and it may issue additional Class B Shares, Class A Shares or other securities to existing or future officers, directors, employees and consultants as compensation or incentives. As a result of the foregoing, a purchaser of Class B Shares in this Offering could find its interest in the Company diluted in the future through a decrease in the purchaser's relative percentage ownership of the Company.

Voting control is in the hands of one stockholder.

Voting control of the Company is concentrated in the Company's holding company, Zero Labs Group, LLC, which, as of the date of this Offering Circular, holds 100% of the shares of the Company's Class A common stock ("***Class A Shares***"), the only class of the Company's securities that entitles its holder to voting rights (specifically, one vote per share). In contrast, the Class B Shares convey <u>no</u> voting rights (except to the extent otherwise provided under applicable state corporation law). The Company's CEO and founder, Adam Roe, owns 100% of the membership interests in Zero Labs Group, LLC.

Even if this Offering is fully subscribed, upon its completion Investors will hold no voting power in the Company. Investors in the Class B Shares will have no power to influence the Company's policies or any other corporate matter, including the election of directors; changes to the Company's governance documents (with limited exceptions); the expansion of any employee equity or option pool; any merger, consolidation, sale of all or substantially all of our assets; or any other major action requiring stockholder approval. Zero Labs Group, LLC – and, ultimately, its owner, Mr. Roe – will make all major decisions regarding the Company. You will have no say in these decisions.

The Company may sell Class B Shares concurrently to certain Investors on more favorable terms.

Certain Investors may negotiate alternative terms for the purchase of Class B Shares. The Company is under no obligation to amend and restate any particular stock purchase agreement, subscription agreement, or other selling document based on subsequent agreements executed with the Company on different terms or to notify Investors of any alternative terms, including any that may be more favorable for certain Investors.

The Commission does not pass upon the merits of the Class B Shares or the terms of this Offering, nor does it pass upon the accuracy or completeness of any document or literature related to this Offering.

You should not rely on the fact that our Form C offering statement is accessible through the Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The Commission reviewed neither this Form C offering statement nor any document or literature related to this Offering.

Neither this Offering nor the Class B Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Class B Shares. Neither this Offering nor the Class B Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which could include access to quarterly and annual financial statements audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on the basis of the information provided in this Form C offering statement and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.

Unless the Company has disclosed a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts on the basis of the Company's determination of the Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering on the basis of the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. Consequently, your desired investment amount may be limited or lowered solely on the basis of the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of this Offering solely on the basis of the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond March 31, 2024. Therefore, your investment may continue to be held in escrow even after that date while the Company attempts to raise funds equal to the Target Offering Amount. Although you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, you will not be accruing interest on the amount of your investment while it is in our possession. We will simply hold it until (i) such time (if any) as the new deadline is reached without the Company receiving the Target Offering Amount (at which time it will be returned to you without interest or deduction) or (ii) such time (if any) as the Company receives the Target Offering Amount (at which time it will be released to the Company to be used as set forth herein). Upon or shortly after the release of such funds to the Company, the Class B Shares will be issued and distributed to you.

The Company has the right to conduct multiple closings during this Offering.

If the Company meets certain terms and conditions, it may conduct one or more intermediate closings during the course of this Offering, thereby enabling it to draw down on half of the proceeds committed and captured in this Offering during the relevant period. (See "*This Offering and the Securities – Intermediate Closings.*") Unless the Offering Deadline has been reached, no intermediate closing will terminate this Offering, which will continue unless the Company determines otherwise.

After the Company has accepted and closed on a given Investor's subscription, that Investor will not be permitted to withdraw the subscription or revoke the purchase of the related Class B Shares. For example, if a material change in the Company's business or prospects occurred before the completion or termination of this Offering, Investors whose subscriptions had been accepted by the Company in or before the most recent intermediate closing would have no right to reconsider their purchase decisions and withdraw those subscriptions, which would have become irrevocable by them before the material change.

Risks Related to the Class B Shares

The Class B Shares will not be freely tradable under the Class B Shares Act until one year from the initial purchase date. Even after the Class B Shares become tradable under federal securities law, state securities regulations may impose additional trading restrictions. Consequently, Investors should consult with their attorneys.

A purchase of the Class B Shares is a long-term investment. No public market for the Class B Shares currently exists, and no such market may ever exist. Because the Company has not registered this Offering under the Securities Act or under the securities laws of any state or foreign jurisdiction, and because it has no current intention of doing so, the Class B Shares will be subject to transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Even if you find a securities law exemption that enables you to sell your Class B Shares to a buyer in a private resale, limitations on the ability of your buyer to further resell or otherwise transfer the Class B Shares may adversely affect the price that that buyer is willing to pay you for the Class B Shares. Investors in this

Offering will be required to represent that they are purchasing the Class B Shares for their own accounts, for investment purposes, and not with a view to resale or distribution thereof.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this Offering.

Certain investors in this Offering are entitled to receive additional shares of Class B Shares (effectively a discount) based on the amount invested. The number of additional shares will be determined by the amount of the investment and will effectively act as a discount to the price at which the Company is offering the Class B Shares. For example, an Investor who invests $10,000 in this Offering (or $10,450 including the Investor Processing Fee) will be eligible for 10% Bonus Shares. That Investor would receive 1,000 Class B Shares plus an additional 100 Bonus Shares, effectively purchasing 1,100 shares of Class B Shares for the same price paid for 1,000 Class B Shares or effectively paying a per share price of $9.09 (not including the Investor Processing Fee). For more details, including all of the Bonus Shares being offered, see "Bonus Shares and Perks" below. Consequently, the value of Class B Shares purchased by Investors who pay the full price or are entitled to a lesser amount of Bonus Shares in this offering will be immediately diluted by investments made by Investors entitled to the discount, who will pay less for their stake in the Company.

In the event of the Company's dissolution or bankruptcy, Investors will not be entitled to priority payments and are therefore unlikely to recover any proceeds from the sale or winding-up of the Company after the dissolution or bankruptcy.

In the event of the Company's dissolution or bankruptcy, the holders of the Class B Shares will be entitled to distributions in accordance with applicable law and, to the extent relevant, the Company's certificate of incorporation. Investors will receive distributions only after all creditors and the holders of more senior equity securities, including (if applicable) any holders of preferred stock, have been paid in full. Therefore, holders of the Class B Shares cannot be guaranteed any proceeds from the sale of the Company or its assets in the event of any such dissolution or bankruptcy.

The Company cannot ensure any return on an Investor's investment.

The Company can provide Investors no assurance that they will realize a return on their investment or that they will not lose their entire investment. For this reason, Investors should read this Form C offering statement and all exhibits carefully and should consult with their attorneys and business advisors before making any decision to invest in the Class B Shares.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES THAT ARE CURRENTLY UNKNOWN, OR THAT WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C OFFERING STATEMENT, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND COULD RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company was initially formed as Zero Labs Automotive, LLC, a Delaware limited liability company, on February 29, 2016. On June 11, 2019, Zero Labs Automotive, LLC was converted into a Delaware corporation, which then took on its current name, Zero Labs Automotive, Inc.

The Company has been in a pre-market and product development phase since 2020. As of the date of this Form C offering statement, the Company has sold a limited number of classic electric vehicles ("*Premium Classic Electric Vehicles*") and classic-vehicle electric platforms (the "*Classic Vehicle Electric Platform*") for product confirmation and development purposes, rather than for revenue generation. With the proceeds of this Offering, the Company hopes to scale product sales and increase profitability.

Our Premium Classic Electric Vehicles are "complete builds" (i.e., not conversions of existing vehicles), designed to be low maintenance and environmentally friendly and to offer superior luxury and refinement. The complete-build vehicles are available in multiple formats and models and include sourcing of an original Classic Electric Ford Bronco 1st Generation, the Classic Electric Land-Rover Series II and III 109 Wagon, the Classic Electric Ford F-Series (Sixth-Generation and Fourth-Generation), the Classic Electric Land-Rover Defender 110 Series, the Classic Electric Jeep Wagoneer, the Classic Electric Toyota FJ60/62, the Classic International Scouts, and many others. We also launch new scale models every year. Each of these electrically powered classic vehicles features lightweight aluminum bodywork, which protects the vehicle's electronics from salt and sun. Vehicle finishes, all rust-protected, are UV-, stain-, mold-, and mildew-resistant. Our focus is on offering popular models with abundant supply, such as unaltered classic 4x4 SUVs, trucks, "muscle cars," as well as other models that are already in the market.

The Classic Vehicle Electric Platform is the world's first complete electric platform specifically designed to transform beloved classic gasoline and diesel vehicles into clean energy alternatives that do not degrade the environment. After over seven years of engineering and testing this technology in all 2020/2021 full vehicle rebuilds, we are proud to offer electric platforms that are designed to transform four gasoline and diesel vehicle formats, including classic 4x4s, classic "muscle cars," classic two-door coupes, and classic pickup trucks. Because the Classic Vehicle Electric Platform is a part of every build, customers can keep the features they love about their classic vehicles and exclude the features they find to be of little value practically or aesthetically. Significantly, customers can enjoy a classic ride without negatively impacting the environment for future generations. The Classic Vehicle Electric Platform conversions are available in a variety of vehicle formats and are custom-built to order, with pricing based on customization and options chosen. Final specifications and a full list of available model sizes prior to manufacturing may be found on our website, https://zerolabs.com (whose contents do not constitute part of this Form C offering statement).

Business Plan

The Company plans to scale its production of a range of Premium Classic Electric Vehicles and Classic Vehicle Electric Platforms. The Company strives to leverage existing commercial supply chains where possible to accelerate "time to market" and to ensure that it can offer vehicles at competitive price points.

The Company's Products and/or Services

Product / Service	Description	Current Market
Premium Classic Electric Vehicles	Electrically powered classic vehicles	Rapidly growing global market for electrified classics, which largely focuses on traditional conversion methods which are often limited by time, quality, performance, and safety.
ZLABS Classic Vehicle Electric conversion Platform	A complete electric platform specifically designed to transform classic gasoline and diesel vehicles into clean energy alternatives.	Current market utilizes traditional DIY methods that require significant time and technical expertise to install often at great cost and loss of performance.

Competition

The Company competes with other businesses in the classic vehicle restoration and electrification industries, as well as those in the electric vehicle industries. Our competitors may include products from mass manufacturers or classic electric startups. We also generally compete with traditional classic electric conversion shops, startup classic electric firms, and do-it-yourself electric-vehicle conversion supply companies, mainly in the United States, Europe, and Australia.

Supply Chain

The Company has established multiple strategic partnerships with top-tier motor, battery, specialized parts and high voltage electronics vendors across the globe to ensure the highest quality and performance of its electric vehicles. By collaborating with vendors renowned for their expertise and innovative technologies, the Company can offer cutting-edge products to meet the demands of the rapidly evolving electric vehicle market. Moreover, to mitigate any potential supply chain risks, the Company has established arrangements with alternative vendors for critical components, ensuring a robust supply chain network and minimizing disruptions in production. Additionally, the Company embraces the concept of local and in-house manufacturing, enabling it to leverage the strengths of each region, reduce logistics complexities, and strengthen its presence in local markets in periods such as Covid shutdowns. This commitment to a diversified and secure supply chain enhances the Company's ability to meet customer expectations while maintaining its position as a leading player in the electric vehicle industry.

Intellectual Property

The Company possesses an extensive range of intellectual property, including over 4,000 new part designs; proprietary software and CAD models; multiple trademarks; ownership of proprietary tools; key vendor relationships; proprietary manufacturing methods; expertise in working with special materials; assembly methods; custom molds; advanced testing methods; and state-of-the-art assembly technology. These assets contribute to our ability to provide innovative and customized solutions that meet the diverse needs of our clients across various industries and offer greater protection against supply chain shutdown.

Application or Registration #	Title	Description	File Date	Grant Date	Country
5807240	ZEROLABS	IC 042. US 100 101. G & S: Automotive design services, not including design services for two-wheeled vehicles.	July 5, 2016	July 16, 2019	US
5697744	ZEROLABS	IC 037. US 100 103 106. G & S: Custom conversion services of land going vehicles, namely, automobiles, trucks, and vans to electric and alternative fuel propulsion systems.	July 5, 2016	March 12, 2019	US
5595947	ZEROLABS	IC 040. US 100 103 106. G & S: custom building of trucks.	February 17, 2015	October 30, 2018	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On July 8, 2022, Zero Motorcycles, Inc. filed a complaint against the Company asserting federal trademark infringement, California trademark infringement, and unfair competition in violation of California's Business and Professions Code § 17500 et. seq., and seeking cancellation of the Company's trademark registrations based on the Company's use of its long existing and federally registered and approved "ZERO LABS" marks and "Z" logo. The matter was settled without trial, and all ZERO LABS trademarks remain intact without material impact on the Company's operations. Apart from this resolved matter, the Company is not currently subject to any litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below do not include payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of this Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount is Raised	Amount if Target Offering Amount is Raised	% of Proceeds if Maximum Offering Amount is Raised	Amount if Maximum Offering Amount is Raised
Operations and facilities	0%	$0	15.70%	$785,000
Growth of fabrication and manufacturing team	91.5%	$22,875	13.86%	$693,000
High voltage technology manufacturing	0%	$0	12.40%	$620,000
Product development and procurement	0%	$0	12.40%	$620,000
Scale micro-factory and tooling	0%	$0	12.20%	$610,000
E-commerce, sales/marketing campaigns, content and customer acquisition	0%	$0	10.16%	$508,000
Growth of key executive and engineering team	0%	$0	12.00%	$600,000
Certification and testing	0%	$0	2.78%	$139,000
Intermediary Fees	8.5%	$2,125	8.5%	$425,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000***

*Rounded upward from the Maximum Offering Amount to the nearest $1,000.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

The table below shows the principal personnel on the Company's management team:

16

Name	Positions and Offices Held at the Company	Business Experience for the Past Three Years	Approx. Hours per Week (if not full-time)
Adam Roe	Founder, Chief Executive Officer, Treasurer, Secretary, and sole Director	• Responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. • Responsible for leading the development and implementation of technology strategies to ensure the success of the organization, overseeing the development of new technologies and systems, supporting the engineering and product teams, while also focusing on costs and efficiency.	Full-time
Neil Portus	Fractional CFO	<u>Zero Labs, 2023 – present</u> • Fractional CFO and financial advisor to the Company • Reviews financial reporting and analysis, ensuring that accurate and timely financial information is available to stakeholders. • Oversees the preparation of key financial statements, performs in-depth analysis of financial data, and provides insights and recommendations to support informed decision-making. <u>Tailored Partners</u>, Managing Partner, 2012 – present • Strategic and operational partner to CEOs, boards of directors, and leadership teams supporting decisions on growth, risk, fundraising and allocation through to exit. • Serving bootstrapped/self-financed and venture backed companies where headcounts have exceeded 75 persons across a broad range of industries – agriculture, consumer, impact investing, industrial, mobility, payments, real estate, retail, SaaS, software, trade show and transportation.	5-10 hours

		• Built fractional CFO and strategic consulting practice to serve dozens of clients with operations spanning the United States, the United Kingdom, the European Union, and Africa.	

Biographical Information

Adam Roe

Adam Roe is the Company's CEO, Treasurer, and Secretary. He has founded and sold several companies and has made hundreds of technology innovations throughout his career, including Lunchbox, a large multi-office retail technology and marketing content agency that was acquired by WPP Group in 2015.

In addition to his corporate and technological accomplishments, Mr. Roe has is also deeply involved in the automotive industry. He works with leading industry groups such as Specialty Equipment Market Association (SEMA) as a speaker, expert panelist, industry advisor, and new products judge. His commentary on the industry has regularly been featured in publications such as *Esquire*, *GQ, Bloomberg*, *The Wall Street Journal*, *Top Gear*, *Robb Report*, and *Fast Company*, among others.

Neil Portus, CFA, CMA

Neil Portus is a fractional CFO and financial advisor to the Company. He is CFO and advisor for growth companies and a former equity analyst at Goldman Sachs in New York, where he covered consumer-retail stocks and helped to lead Zipcar's $1.1 billion IPO. Previously, Neil was an equity analyst at Barclays Capital and Lehman Brothers and began his career at a boutique investment bank where he helped to lead 15 advisory and financing transactions totaling $1.3 billion. He is a CFA charterholder and a Certified Management Accountant and received his MBA from the University of South Carolina.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 9,000,000 Class A Shares (7,000,000 of which are issued and outstanding) and 1,500,000 Class B Shares (5,100 of which are issued and outstanding). As of the date of this Form C offering statement, no preferred stock is authorized under the Certificate of Incorporation (and, consequently, no preferred stock is issued or outstanding).

Outstanding Capital Stock

As of the date of this Form C offering statement, the Company's outstanding capital stock consists of:

Type	Class A common stock
Number Outstanding	7,000,000
Par Value Per Share	$0.001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None

Type	Class B common stock
Number Outstanding	5,100
Par Value Per Share	$0.001
Voting Rights	No voting rights
Anti-Dilution Rights	None

Outstanding Options, Simple Agreements for Future Equity (SAFEs), Convertible Notes (see "Outstanding Debt" below), Warrants

As of the date of this Form C offering statement, the Company has the following additional securities outstanding:

Type	Employee Stock Options
Number Outstanding	93,900
Voting Rights	No voting rights
Anti-Dilution Rights	None
Material Terms	5-year vesting

Outstanding Debt

As of the date of this Form C offering statement, the Company has the following debt outstanding:

Type	Convertible Promissory Notes
Creditor	Various angel investors and customers
Amount Outstanding	$1,096,000 (original principal amount, not including accrued interest)
Interest Rate and Amortization Schedule	4% simple (uncompounded) interest
Description of Collateral	Unsecured
Other Material Terms	No prepayment without consent of the noteholders
Maturity Date	September through December 2023
Date Entered Into	September through December 2021
Conversion upon Qualified Financing	If, while the notes are outstanding, the Company issues and sells shares of its equity securities in an equity financing with total proceeds to the Company of at least $5,000,000, the outstanding principal balance of the notes and any unpaid accrued interest will automatically convert into the equity securities sold in the financing. The notes' conversion price will be established in accordance with the notes' conversion formula, but will not be less than 80% of $50,000,000 divided by the number of shares of the Company's

	common stock outstanding on a diluted basis, as described in the conversion formula.
Conversion upon Change of Control	If, while the notes are outstanding, the Company consummates a change of control (as defined in the notes' documentation), the Company will be required to repay the noteholders in cash in an amount equal to the notes' outstanding principal amount plus unpaid accrued interest on the original principal; except that upon the noteholders' written election made not less than five days before the change of control, the Company will be required to convert the notes' outstanding principal balance (and any unpaid accrued interest) into shares of the Company's common stock, at a conversion price equal to $50,000,000 divided by the number of shares of the Company's common stock outstanding (on a diluted basis, as described in the conversion formula) immediately before the change of control.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class	Percentage Ownership (in terms of securities with voting power)
Zero Labs Group, LLC (whose sole equity owner is Adam Roe)	Class A common stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C offering statement and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Zero Labs Automotive, Inc. (the "*Company*") was formed on February 29, 2016, initially as a limited liability company, Zero Labs Automotive, LLC. On June 11, 2019, the limited liability company was converted into a Delaware corporation, in the process changing its name to Zero Labs Automotive, Inc. A new limited liability company, Zero Labs Group, LLC, became the Company's holding company and sole stockholder.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $137,971 respectively.

Liquidity and Capital Resources

The proceeds from this Offering will be used to fund the Company's operations and facilities; to scale the Company's fabrication and manufacturing team; to fund product development and procurement; to fund high-voltage technology manufacturing; and to grow the Company's key engineering and design team, among other allocated uses. See "Use of Proceeds."

As of December 31, 2022, the Company had a current ratio of 1.2 and operating expenses of $115,167. The Company has an average monthly burn rate of between $115,000 and $175,000, but the burn rate can be higher or lower depending on sales and production stages. Cash is invested from the CEO and founder monthly as needed. The Company currently has cash on hand of $550,000 and another $1,300,000 in accounts receivable due from clients by the end of the third quarter of fiscal year 2023. Present runway is estimated at (i) four months without any outside investment or client payments and (ii) ten months factoring final client payments. If this Offering is fully subscribed, the Company expects to be able to meet anticipated cash operating expenses and capital expenditures for a period of at least 18 months after this Offering's completion. The primary sources of the Company's liquidity have been cash from Adam Roe, the Company's founder, as an investment in the Company; from the issuance of convertible notes; and from pre-production vehicle sales. The Company also has potential access to additional sources of capital through institutional investments and production sales.

Capital Expenditures and Other Obligations

After the completion of this Offering, the Company expects to have material capital expenditures. See "Use of Proceeds."

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Applicable Exemption
Convertible Promissory Notes	$1,096,000	Expanded operations and staff	Sept. – Dec. 2021	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

The Company is required to disclose any transaction since the beginning of its last fiscal year (i.e., 2022), or any currently proposed transaction, to which it was or is to be a party, if (A) the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act, including the amount that the Company seeks to raise in this Offering, and (B) any of the following persons had or is to have a direct or indirect material interest in the transaction: (i) any director or officer of the Company; (ii) any person that is, as of the most recent practicable date but no earlier than 120 days before the date on which this Form C offering statement (or other report) is filed with the Commission, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and also including adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. As of the date of this Form C offering statement, the Company has not engaged in, and does not currently propose to engage in, any transaction described in the first sentence of this paragraph.

THIS OFFERING AND THE SECURITIES

The Offering

The Company is conducting a Regulation Crowdfunding offering (this "*Offering*") of shares, par value $0.001 per share, of our Class B common stock (the "*Class B Shares*" or the "*Securities*"). We are offering, on a "best efforts" basis, (i) a minimum number of Class B Shares whose offering price, including the related Investor Processing Fee, meets (or just exceeds) $25,000 (the "*Target Offering Amount*") and up to a maximum number of Class B Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $4,999,990.60 (the "*Maximum Offering Amount*"). Unless we raise at least the Target Offering Amount by midnight, Pacific time, on March 31, 2024 (the "*Offering Deadline*"), no Class B Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest. Potential purchasers of the Class B Shares are referred to herein as "*Investors*" or "*you*".

The Company determined the $10 per-share price of the Class B Shares price (before the addition of the $0.45 Investor Processing Fee) from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment and should not be considered indicative of the Class B Shares' actual value. The minimum amount that an Investor may invest in this Offering is $1,045 and the maximum amount that an Investor may invest in this Offering is $500,450 (subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein). (Both figures include the 4.5% Investor Processing Fee to be paid by Investors, up to a maximum amount of $450 for an individual Investor.) Each such amount is subject to adjustment by the Company in its sole discretion.

In addition to, and in conjunction with, the Class B Shares offered for sale to investors by the Company in this Offering, the Company is offering investors, on the conditions set forth in this Form C offering statement, up to 143,540 Bonus Shares, in each case depending on, and determined on the basis of, the date of a given investor's purchase. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares' issuance. See "Bonus Shares and Perks."

In order to purchase the Class B Shares, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "*Intermediary*"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **Investors making investment commitments under names other than their legal names may be unable, indefinitely, to redeem their Class B Shares. Neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor in the subscription process.**

Committed Investor funds will be held in escrow with Enterprise Bank & Trust (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings has taken place. Investors may cancel an investment commitment until the earliest of (i) 48 hours before the Offering Deadline, (ii) as described below, the intermediate closing (if any) in which the Company has accepted that investment commitment, and (iii) such time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount before the Offering Deadline, it may terminate this Offering early, provided that (i) the termination date is at least 21 days from this Offering's commencement, (ii) the Intermediary provides Investors at least five (5) business days' notice before the termination date and (iii) the Company continues to meet or exceed the Target Offering Amount on the termination date.

Material Changes

If any material change is made, or occurs, with respect to this Offering before the Offering Deadline, the Company will provide notice to Investors that have already made commitments, and it will ask them to reconfirm their commitments. The investment commitments of any Investors that do not reconfirm their investment commitments within five (5) business days after receiving notice of any such material change will be canceled, and the committed funds will be returned to them without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the earlier of (i) the completion, termination or expiration of this Offering and (ii) the intermediate closing, if any, in which the Company has accepted that investment commitment. In either such case, the Investor will receive the Class B Shares in exchange for the funds released to the Company.

Intermediate Closings

If Investors collectively commit to an amount above the Target Offering Amount in satisfaction of all required terms of this Offering prior to the Offering Deadline on such date or such later time as the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of this Offering early, provided that (i) the early closing date is at least twenty-one (21) days after the commencement of this Offering and (ii) all Investors receive notice of the early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of this Offering and reconfirmation of all investment commitments). Investors that committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

The Company will only conduct an initial early closing (the "*Initial Closing*") if more than twenty-one (21) days remain before the Offering Deadline as of the date of the Initial Closing. The Company may conduct another early closing (a "*Subsequent Closing*") before the Offering Deadline only if the amount of investment commitments made as of the date of such Subsequent Closing exceeds the amount committed as of the date of the Initial Closing and more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Class B Shares via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, even if multiple closings are conducted.

No investment commitment is binding on the Company unless and until accepted by the Company, which reserves the right, in its sole and absolute discretion, to reject the investment commitment in whole or in part. If the Company rejects all or a portion of any investment commitment, the applicable Investor's funds will be returned without interest or deduction.

Investor Limitations

Investors that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act ("**Accredited Investors**"), are limited in how much they are permitted to invest in all crowdfunding offerings, combined, during any 12-month period. For natural persons, the investment limitation depends on their net worth (excluding the value of their primary residence) and their annual income. If either their annual income or their net worth is less than $124,000, then during any 12-month period, they are permitted to invest up to the greater of (i) $2,500 or (ii) 5% of the greater of their annual income or net worth. If both their annual income and their net worth are equal to or more than $124,000, then during any 12-month period, they are permitted to invest up to 10% of their annual income or net worth, whichever is greater, but the aggregate amount of such investments may not exceed $124,000. An Investor that is not a natural person must also comply with the foregoing requirements procedure; but instead of calculating investment limits on the basis of annual income and net worth, it must calculate the limits on the basis of its revenue (as of its most recently completed fiscal year) and its net assets (as of its most recently completed fiscal year end), If the Investor is an Accredited Investor, no investment limits apply.

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THIS OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE CLASS B SHARES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THIS OFFERING OR THE CLASS B SHARES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THIS OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

Please review this Form C offering statement and the subscription agreement attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

Dividends

Holders of Class B Shares are entitled to receive, ratably with holders of the Class A Shares, those dividends, if any, that may be declared from time to time by the Board out of legally available funds. The Company has never declared or paid any cash dividends on the Common Stock, and it does not anticipate paying any cash dividends in the foreseeable future.

Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including (unless an Investor is a Major Investor) additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dissolution

Upon a Dissolution Event (as defined below), subject to the prior right of any holders of Company debt and to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Class B Shares (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

"***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a liquidity event, such as an acquisition or an IPO), whether voluntary or involuntary.

Voting and Control

The Class B Shares have no voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

Unless purchased by Major Investors, the Class B Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above.

Restrictions on Transfer

No Class B Shares offered and sold to an Investor pursuant to Regulation CF may be transferred by that Investor during the one-year period beginning on the date of the Class B Shares' issuance to that Investor, unless that are transferred (1) to the Company; (2) to an Accredited Investor; (3) as part of offering registered with the Commission under the Securities Act; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law and brother-in-law of the Investor, and includes adoptive relationships. For the purpose of the preceding sentence, "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors looking to transfer their Class B Shares to a person described in this paragraph may nevertheless be unable to find willing buyers.

Before transferring Class B Shares, Investors must be prepared to provide the Company with an opinion of counsel reasonably satisfactory to the Company that the transfer is permitted under applicable securities laws.

Other Material Terms

- The Company does not have the right to repurchase the Class B Shares.
- The Class B Shares do not have a stated return or liquidation preference.

Dilution

Dilution (also known as stock or equity dilution) results when a company's issuance of additional shares of stock decreases a stockholder's ownership percentage of that company. Stock dilution can also result from the exercise, by their holders (which may include the company's employees), of company stock options or other optionable securities. When the number of shares outstanding increases, each stockholder owns a smaller, or diluted, percentage of the company.

Stock dilution may result from a company's issuance of shares of stock to obtain additional capital. Future sales of a substantial number of shares of our Common Stock (either Class A Shares or Class B Shares) in the public market could adversely affect the Class B Shares' then-prevailing market price (if any), as well as our ability to raise equity capital in the future.

Dilution may also result when a company sets the offering price of shares of stock to be offered and sold to Investors, if the offering price is greater than the per-share market value, if any, of the already issued and outstanding shares of a company's stock. In the case of this Offering, the Company determined the Class B Shares' offering price on the basis of an internal valuation. (See "*Valuation – How we established the offering price of the Class B Shares*" below.) We cannot ensure that the price determined through that internal valuation would not exceed the market value of the Company's equity, on a per-share basis – that is, the price at which an Investor could successfully resell his, her or its Class B Shares (if at all) to a willing buyer. To whatever extent the issuance of Class B Shares sold to investors in this Offering may be dilutive of the interests of the Company's current stockholders, any such dilutive effect may be magnified by the issuance of Bonus Shares, for which the Company will receive no additional consideration. Because the Company is unable to reasonably estimate how many investors will qualify for Bonus Shares in this Offering or the number of Bonus Shares likely to be issued to those investors that do in fact qualify, the Company is also unable to accurately assess the potential dilutive effect of any such issuance.

From time to time after the termination of this Offering, we may issue additional Class B Shares to raise additional capital for the Company. Any such issuances may result in dilution of the interests of persons that are, at that time, stockholders, including Investors in this Offering. If in the future the number of outstanding Class B Shares increases, each such stockholder will own a smaller, or diluted, percentage of the Company, which, depending on the amount of capital raised by the issuance of the additional Class B Shares, could render the Class B Shares then held by stockholders less valuable than before the new issuance. Dilution may also reduce the value of existing Class B Shares by reducing the earnings per share of the Common Stock. The Company cannot guarantee that Investors in this Offering will not, in the future, experience dilution of their interests in the Class B Shares.

As noted above under "*Capitalization, Debt and Ownership – Outstanding Debt*," the Company's debt includes convertible promissory notes with a principal balance of $1,096,000 (not including accrued and unpaid interest). Under the related documentation, (i) the notes would convert automatically to equity securities in a public offering under certain conditions and (ii) in accordance with the notes' conversion formula, the conversion price would be $8.00 or less – perhaps substantially less. If the Company engaged in a public offering and the related conditions were met, the increase in the number of the Company's equity securities from such a conversion would dilute the equity interest of Investors purchasing Class B Shares in this Offering.

Valuation

As noted in "Dilution" above, how a company values itself for the purpose of setting the price of securities it intends to offer and sell in a securities offering could have a dilutive effect on the investor's interest in that company. Finance professionals, including investment banks and company CFOs, use varied methodologies to value companies and their securities. Valuation methodologies are typically based on a number of assumptions, which themselves could vary on the basis of the evaluator's experience and access to information pertaining to the company being valued. Consequently, different evaluators are likely to reach different valuation conclusions even when using ostensibly identical valuation methodologies. Similarly, different valuations are likely to result from different valuation approaches. The two valuation approaches described below represent those historically used by the Company.

Valuation methodologies used by the Company

Intrinsic valuation – This approach is a technique for estimating the value of a company's business on the basis of its specific characteristics – generally, its expected future cash flows, its growth, and its risk – most often by discounting those cash flows to a present value on the basis of a rate that reflects the uncertainty of their receipt. Two companies in different businesses may forecast similar "expected" future cash flows; but if one of those businesses is riskier than the other, its discounted cash flow methodology will typically use a larger discount rate to account for the greater risk.

Relative valuation — Valuations using this approach are based not on a company's cash flows, growth prospects, and risk profile, but on the basis of how similar companies are priced by the market. For the purpose of this approach, "similar companies" are those that, in general, are not only in the same or a similar business but also have comparable capital structures and comparable characteristics with respect to growth and risk. The analysis is, to the extent practicable, standardized by using "multiples" that represent a relationship between, on the one hand, a company's market capitalization (or, alternatively, the company's "enterprise value," if more comprehensive information is available as to other claims on the company's assets (e.g., claims represented by the company's outstanding debt and other classes (e.g., preferred stock) of the company's equity)) and, on the other hand, certain other financial information – typically, earnings or revenue – associated with that company. Such multiples might take the form of a price/earnings (P/E) ratio or a number that represents the result of dividing a company's market capitalization or enterprise value by its revenue. The evaluator determines a range of multiples for comparable companies and then applies those multiples to the evaluated company's earnings or revenues in order to establish a likely valuation range for that company.

How we established the offering price of the Class B Shares

For this Offering, we set the Class B Shares' offering price on the basis of a hybrid internal valuation analysis that employed both the intrinsic valuation and relative valuation approaches described above. Our analysis took into account, among other considerations, (i) comparable-company "multiples" expressing a relationship between (A) for each such company, its most recent one-year revenue and (B) its enterprise value, in each case to the extent such information was available to the Company, (ii) forecasts of the Company's revenues over a period of years on the basis of "pre-order" sales requests, (iii) assumptions about the growth of those revenues over that period and (iv) cash flows projected to be associated with those revenues, discounted to present value on the basis of an appropriate risk-adjusted rate of return. Therefore, the Class B Shares' offering price, as so established, does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of Common Stock immediately before the commencement of this Offering. (Even with the inflow of gross proceeds of approximately $5,000,000 in capital if this Offering is fully subscribed, the Common Stock's net tangible book value per share immediately after this Offering's conclusion will still be less than $10.) No investment banker, appraiser or other independent third party has been consulted concerning the Class B Shares' offering price or its fairness to Investors.

How we are likely to value the Class B Shares in the future

For future valuations – including (if appropriate) subsequent corporate actions such as additional issuances of securities; Company repurchases of securities; a sale of either the Company or its assets; or transactions with related parties – the Company believes that it would once again use an intrinsic valuation or relative valuation approach (or a hybrid of the two), as described above.

26

COMMISSION AND FEES

At the conclusion of this Offering, the Company will have paid the Intermediary a fee of 8.5% of the amount raised in this Offering, which is in addition to the activation fee of $2,500. The Company will also be required to pay a monthly subscription fee of $2,000 and a monthly marketing fee of $12,000 to the Intermediary's affiliates.

TAX MATTERS

EACH INVESTOR SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C OFFERING STATEMENT CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK AN INDEPENDENT TAX ADVISOR'S ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in this Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C offering statement do not purport to be complete. In each instance, Investors should refer to the document copies that are either appendices to this Form C offering statement or that will be made available to Investors and their professional advisors upon request.

Before making an investment decision regarding the Class B Shares described herein, Investors should carefully review and consider this entire Form C offering statement. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C offering statement. The Company's representatives will be available to discuss with Investors and their representatives and advisors, if any, any matter set forth in this Form C offering statement or any other matter relating to the Class B Shares, so that Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary for them to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Adam Roe
(Name)

CEO (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Adam Roe
(Name)

Sole Director
(Title)

December 5, 2023
(Date)

=
Instructions.

1.   The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page found on Intermediary's Portal
Exhibit C   Form of Subscription Agreement

Title	Zero Labs Automotive, Inc. Form C/A 12-5
File name	Zero Labs Form C-...for 12.5.23).docx
Document ID	1224d25a891364cdb310ca6dd51c98f003dde39e
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History


SENT

12 / 04 / 2023
17:34:16 UTC

Sent for signature to Adam Roe (adam@zerolabs.com) from brian@rosslawgroup.co
IP: 173.68.93.95


VIEWED

12 / 04 / 2023
17:54:04 UTC

Viewed by Adam Roe (adam@zerolabs.com)
IP: 98.148.72.116


SIGNED

12 / 04 / 2023
21:58:45 UTC

Signed by Adam Roe (adam@zerolabs.com)
IP: 98.148.72.116


COMPLETED

12 / 04 / 2023
21:58:45 UTC

The document has been completed.